Via EDGAR and Federal Express

March 16, 2018

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Charah Solutions, Inc.
Draft Registration Statement on Form S-1
Submitted February 5, 2018
CIK No. 0001730346

Set forth below are the responses of Charah Solutions, Inc. (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 2, 2018, with respect to the Company’s Draft Registration Statement on Form S-1, CIK No. 0001730346 (the “Registration Statement”), initially submitted to the Commission on February 5, 2018 (“Submission No. 1”).

Concurrent with the submission of this letter, we are submitting Confidential Draft Submission No. 2 on Form S-1 (“Submission No. 2”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions correspond to Submission No. 2 unless otherwise specified.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:

We advise the Staff that, to date, neither we nor anyone authorized on our behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”). To the extent that we or anyone authorized on our behalf present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communications.

2.	Please revise your prospectus cover page, summary section and your discussion of your tax receivable agreements throughout the prospectus, by summarizing and explaining the likely tax benefits to be realized by you and paid under the Tax Receivable Agreement. Please disclose the range of future payments that you expect to pay under the Tax Receivable Agreement, the anticipated timing of the payments and how you intend to fund the required payments.

RESPONSE:

We advise the Staff that, as disclosed on pages 31 and 89-92 of Submission No. 1 and pages 35 and 106-110 of Submission No. 2, we are not able to quantify the likely tax benefits to be realized by us and paid to the TRA Holders and therefore, are unable to provide a range of the future payments referenced. The amount and timing of future tax benefits the Company realizes as a result of future exchanges of CHRH Holdings LLC Units by TRA Holders, and the resulting amounts the Company will be required to pay to TRA Holders pursuant to the Tax Receivable Agreement, will differ based on, among other things, (i) the amount and timing of future exchanges of CHRH Holdings LLC Units by TRA Holders, and the extent to which such exchanges are taxable, (ii) the price per share of the Company’s Class A common stock at the time of the exchanges, (iii) the amount and timing of future income against which to offset the tax benefits and (iv) the tax rates then in effect. We further advise the Staff that, as stated on page 88 of Submission No. 1 and page 106 of Submission No. 2, to the extent CHRH Holdings has available cash and subject to the terms of our credit agreements and any other debt instruments, the Company intends to cause CHRH Holdings to make distributions to the Company in an amount at least sufficient to allow the Company to pay its taxes and make payments under the Tax Receivable Agreement. In addition, we advise the Staff that we have added additional disclosure on pages 62 and 110 regarding how the Company intends to fund payments in the event of exchanges of CHRH Holdings LLC Units and early termination of the Tax Receivable Agreement.

3.	We note that the registration statement includes a number of placeholders for non-430A information. Please include non-430A information in your next amendment.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Registration Statement to include all non-430A information.

Prospectus Cover Page

4.	Please disclose your status as a “controlled company.”

RESPONSE:

We acknowledge the Staff’s comment and have revised the cover page of the prospectus to disclose our status as a “controlled company.”

5.	Please disclose here and in the Use of Proceeds section that an affiliate of Credit Suisse, one of your underwriters, a lender under your Term Loan Credit Agreement, will receive a portion of the net proceeds received by you in this offering due to the use of proceeds from this offering being used to repay borrowings under the Term Loan. We note your disclosure on page 113.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in the Use of Proceeds section on page 42 to include the requested information. We respectfully advise the Staff that neither Form S-1 nor Item 501 of Regulation S-K require such disclosure to be included on the cover page of the prospectus, and we believe the inclusion of such disclosure on page 42 in “Summary—The Offering”, page 42 in “Use of Proceeds” and page 131 in “Underwriting (Conflicts of Interest)—Conflicts of Interest” is (i) sufficient for an investor to understand any conflict that exists with respect to Credit Suisse due to the use of proceeds contemplated by this offering, (ii) adequate and appropriate to ensure that our disclosure is not misleading and (iii) the customary presentation of such information in an initial public offering.

Prospectus Summary, page 1

General.

6.	We note that following the corporate reorganization, you will own the outstanding equity interests in Allied Power Management, LLC. Please provide the historical financial statements of Allied Power Management, LLC as well as any predecessor operations. In this regard, we note that Allied Power Management, LLC was formed in April 2017.

RESPONSE:

We have included in Submission No. 2 the combined financial statements for Charah, LLC (“Charah”) and Allied Power Management, LLC (“Allied Power”) as of and for the year ended December 31, 2017, which financial statements and related notes include the assets, liabilities and results of operations of Charah and Allied Power as if they were combined for all periods presented. We advise the Staff that Allied Power was formed in May 2017 by BCP and certain other equity investors, which are also equity investors in Charah. BCP formed Allied Power as a completely new, “green field” business built from the ground up, with an experienced management team, specifically to capture a market opportunity that existed to provide Nuclear Services. Allied Power did not begin operations until July 2017, and its financial statements from July 2017 to

December 31, 2017 are reported on a combined basis with those of Charah. Prior to the formation of Allied Power, there was no predecessor business in existence, and prior to the commencement of Allied Power’s operations in July 2017, there were no results of operations to report and, therefore, no historical predecessor financial statements for Allied Power.

Our Equity Sponsor, page 6

7.	Please disclose the percentage equity position BCP acquired in Charah as well as the consideration transferred.

RESPONSE:

We have revised the disclosure on page 6 to disclose the percentage equity position BCP acquired in Charah and the consideration transferred.

Corporate Reorganization, page 6

8.	We note you plan to re-organize your business immediately prior to the close of the offering by completing a number of transactions. Please provide pro forma financial statements in the form and content set forth in Rule 11-02 of Regulation S-X to reflect the impact of these transactions on your historical financial statements. Ensure you describe your intended accounting policy for each of the material reorganization transactions and identify the authoritative accounting guidance you will rely. Refer to Rule 11-01 of Regulation S-X.

RESPONSE:

We have included pro forma financial statements in Submission No. 2 commencing on page F-2. We note that the corporate reorganization will be accounted for as a reorganization of entities under common control. Accordingly, our consolidated financial statements will recognize the assets and liabilities received in conjunction with the reorganization transactions at their historical carrying amounts, in accordance with ASC 805-50, Business Combinations - Related Issues, as reflected in the combined and consolidated financial statements of our predecessor.

9.	Please provide organizational charts that clearly illustrate your ownership structure and your shareholders’ ownership interests both before and after the offering.

RESPONSE:

We have revised the disclosure on pages 9, 101 and 102 to include organizational charts reflecting our ownership structure and our shareholders’ ownership interests both before and after the offering.

Summary Historical Consolidated Financial Operating Data, page 13

Adjusted EBITDA, page 14

10.	With reference to your adjustment to eliminate legacy expenses, please quantify and explain the nature of the “other business expense policies associated with BCP investment.” Please address whether these expenses are normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretation Guidance issued on May 17, 2016 and advise or revise accordingly.

RESPONSE:

We advise the Staff that we have reviewed the guidance under Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, and we believe that the adjustments to eliminate legacy expenses is not misleading. For the reasons described below, these expenses are not expected to recur following the period for which we have provided disclosure and will not be replaced by similar expenses thereafter. Therefore, we believe that if the impact of these costs is not excluded from Adjusted EBITDA, it will distort the utility of Adjusted EBITDA as a performance metric in subsequent reporting periods because Adjusted EBITDA in future periods would be inflated compared to these historical periods by virtue of these expenses ceasing to accrue following the investment by BCP in Charah (the “BCP Investment”).

The adjustment “other business expense policies associated with BCP investment” consists of (i) approximately $2.9 million in non-recurring charitable donations, (ii) approximately $0.6 million of non-recurring entertainment expenses, (iii) approximately $0.1 million of non-recurring personnel and vehicle expenses, (iv) approximately $0.2 million of life insurance expenses and (v) approximately $0.1 million of related party rent expenses.

With regard to the adjustment for charitable donations, we have historically made charitable contributions to a philanthropic organization, the Price Foundation, which is sponsored by our President and CEO. These contributions are non-recurring as they did not continue following the BCP Investment. The adjustment for entertainment expenses relates to non-recurring entertainment expenses associated with certain members of management attending sporting events that did not continue following the BCP Investment.

The adjustment for non-recurring personnel and vehicles expenses relates to certain employees on Charah’s payroll who did not continue with Charah after the BCP Investment. This adjustment adds back the associated salary, benefit and vehicle costs for these individuals on the basis that they are non-recurring.

The adjustment for life insurance adds back certain life insurance expenses associated with our President and CEO. This policy was originally required by one of our lenders prior to the BCP Investment. Following the BCP Investment, the lender no longer required the policy, and it was cancelled.

The adjustment for related party rent expense relates to property taxes and operating expenses associated with two properties that are owned by a related party. We historically recorded the lease and related operating expense on our financial statements. The parties decided to terminate these payments and expenses following the BCP Investment and therefore they are non-recurring.

The foregoing adjustments, as a group, relate to the BCP Investment and have been grouped together as an adjustment to eliminate legacy expenses on the basis that they were non-recurring after the BCP Investment.

11.	With reference to your non-acquired business line, please explain how you determined the amount of this adjustment.

RESPONSE:

We advise the Staff that the adjustment for the non-acquired business line removes the EBITDA losses and related expenses associated with a company that Charah previously owned, SUL4R-PLUS. We have removed the impact of SUL4R-PLUS operations from our calculation of EBITDA on the basis that (i) upon the BCP Investment, SUL4R-PLUS was not acquired and was removed from Charah’s ownership and is now in a separate legal entity not owned by us, (ii) the impact of SUL4R-PLUS on EBITDA is non-recurring, as we no longer have any interest in SUL4R-PLUS and (iii) the operation was structured such that all expenses are easily identifiable. The adjustment takes into account the EBITDA losses incurred by SUL4R-PLUS as a result of revenue, cost of sales, SG&A costs and employee salary and benefit costs specifically related to SUL4R-PLUS. There are not any allocated costs of the Company that were allocated to SUL4R-PLUS or corporate costs that would need to be allocated to the Company after the BCP Investment.

Risks Related to This Offering and Our Class A Common Stock, page 24

In certain circumstances, CHRH Holdings will be required to make tax distributions…, page 33

12.	Please address the need to discuss the impact of required tax distributions to the CHRH Holdings LLC Unit Holders in your pro forma financial statements. Clarify the interplay, if any, between these required tax distributions and the payments you may need to make under the Tax Receivable Agreement. To the extent necessary, expand your liquidity discussion in MD&A to discuss the potential negative effects of these tax distributions.

RESPONSE:

We acknowledge the Staff’s comment and have included the impact of required tax distributions to the CHRH Holdings LLC Unit Holders in our pro forma financial statements that have been added to Submission No. 2. With respect to the interplay between these distributions and payments we may need to make under the Tax Receivable Agreement, we respectfully advise that the provisions of the CHRH Holdings LLC Agreement which govern distributions to the CHRH Holdings LLC Unit Holders generally, include both a requirement to make distributions to cover any tax liability and a requirement to make distributions so that we can fund any Tax Receivable Agreement payments. Distributions to cover any tax liability would be made pro rata to all of the CHRH Holdings LLC Unit Holders. Additionally, distributions to cover any required Tax Receivable Agreement payments owed by us, would also be made pro rata to all of the CHRH Holdings LLC Unit Holders in an amount that would result in us receiving a distribution sufficient to cover any required Tax Receivable Agreement payment amount. We also advise the Staff that we have added disclosure on page 62 of Submission No. 2 to expand our liquidity discussion in MD&A to discuss the potential negative effects of the payments we expect to make under the Tax Receivable Agreement.

Use of Proceeds, page 39

13.	Please disclose the use of proceeds from the Term Loan and Credit Facility. Please revise to separately set forth the approximate amount of borrowings under the Term Loan and Credit Facility that were incurred for working capital purposes, to make cash distributions to your Existing Owners and to repay indebtedness. Refer to Instruction 4 of Item 504 of Regulation S-K.

RESPONSE:

We have revised the disclosure on page 42 to set forth the uses of the borrowings under the Term Loan as requested and advise that the Term Loan borrowings were incurred to repay indebtedness and to make cash distributions to our Existing Owners. We also advise that we currently have no borrowings outstanding under our Credit Facility. To the extent we have borrowings outstanding under our Credit Facility in the future that will be repaid with proceeds from the offering, we will revise the disclosure accordingly.

Liquidity and Capital Resources, page 54

Tax Receivable Agreement, page 58

14.

You disclose elsewhere in the filing that the payments you expect to make under the Tax Receivable Agreement could be significant and could have a substantial negative impact on your liquidity. Please disclose the range of future payments that you expect to pay under the agreement including the scenario when the early termination provisions contained in the agreement are triggered. Please also disclose how you intend to fund the required payments. Please expand your liquidity discussion in MD&A to discuss the potential negative effects of these payouts.

RESPONSE:

With respect to future exchanges, we respectfully advise the Staff that, for the reasons discussed in our response to Comment 2 above, the Company is not able to quantify the likely tax benefits to be realized by it and paid to the TRA Holders. We further advise the Staff that, as stated on page 92 of Submission No. 1 and page 106 of Submission No. 2, to the extent CHRH Holdings has available cash and subject to the terms of our credit agreements and any other debt instruments, the Company intends to cause CHRH Holdings to make distributions to the Company in an amount at least sufficient to allow the Company to pay its taxes and make payments under the Tax Receivable Agreement. In addition, we advise the Staff that we have added additional disclosure on pages 62 and 110 regarding how the Company intends to fund payments in the event of exchanges of CHRH Holdings LLC Units and early termination of the Tax Receivable Agreement.

We also advise the Staff that we have added disclosure on page 62 of Submission No. 2 to expand our liquidity discussion in MD&A to discuss the potential negative effects of the payments we expect to make under the Tax Receivable Agreement.

15.	Please discuss the impact of the Tax Receivable Agreement in your pro forma financial statements. If you do not intend to include pro forma adjustments, please disclose why not.

RESPONSE:

We have included pro forma financial statements that reflect adjustments with respect to the impact of the Tax Receivable Agreement.

Certain Relationships and Related Party Transactions, page 88

CHRH Holdings LLC Agreement, page 88

Exchange Rights, page 88

16.	Please revise to elaborate on the certain limitations referenced in the first sentence.

RESPONSE:

We have revised the disclosure on page 105 to describe the limitations on the Existing Owners’ Exchange Rights.

17.	Please clarify whether the decision to acquire each tendered CHRH Holdings LLC Unit for Class A common stock or cash will be made by disinterested board members of the company.

RESPONSE:

We advise the Staff that the decision to acquire each tendered CHRH Holdings LLC Unit for Class A common stock or cash will be made by, (i) in the case of exchanges by CHRH Holdings, the Company as its managing member and (ii) in the case of exchanges by the Company pursuant to its Call Right, its board of directors as a whole and not solely by disinterested members of the board. Additionally, we have revised the disclosure on page 100 to clarify the process related to the decision to acquire each tendered CHRH Holdings LLC Unit for common stock or cash.

Class B common stock, page 97

18.	Please disclose the “certain provisions” of your amended and restated certificate of incorporation that describe the powers, preferences and special rights of the Class B common stock.

RESPONSE:

We have revised the disclosure on page 114 of the Registration Statement to disclose the provisions of our amended and restated certificate of incorporation that describe the powers, preferences and special rights of the Class B common stock.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders, page 104

19.	Please remove the statement on page 104 that the tax discussion is “for informational purposes only,” as investors are entitled to rely on the disclosure in this prospectus.

RESPONSE:

We have revised the disclosure on page 121 to remove the statement that the tax discussion is “for informational purposes only.”

Charah, LLC Financial Statements

Consolidated Statement of Income, page F-8

20.	Please tell us how you considered the guidance in Rule 5-03(b)(1) and (b)(2) of Regulation S-X in determining to present revenue in one class and cost of sales in one class on your statement of income.

RESPONSE:

We advise the Staff that we considered the guidance in Rule 5-03(b)(1) and (b)(2) of Regulation S-X in determining to present revenue in one class and cost of sales in one class on our statement of income. Our revenues consist of two classes, net sales of tangible products and revenues from services. Net sales of tangible products is less than 10 percent of our 2017 revenue, at approximately 6%. In determining to present revenue in one class and to combine the related costs and expenses in the same manner, we relied on the language in Rule 5-03(b) of Regulation S-X which permits each class, which is not more than 10 percent of the sum of the items, to be combined with another class, and if these items are combined, permits related costs and expenses to be combined in the same manner.

Note 2- Summary of Significant Accounting Policies, page F-11

Property and Equipment, page F-12

21.	Please disclose how you determine the amortizable basis of the structural landfill sites. Disclose the amount of amortization expense each period and the remaining capacity of each landfill.

RESPONSE:

We advise the Staff that we have included disclosure regarding how we determine the amortizable basis of the structural landfill sites, the amount of amortization expense each period and the remaining capacity of each landfill. Please see the updated Note 2 in the Company’s financial statements on pages F-22 - F-24 for additional disclosure on the amortization of the structural landfill sites and the amortization of certain site improvements.

Revenue Recognition, page F-13

22.	Please explain how the minimum quantity and quality standards contained in certain of your contracts impact your revenue recognition for such contracts. In this regard, clarify when you may reduce the amount of revenue recognized. Please identify the authoritative accounting guidance you rely on.

RESPONSE:

We advise the Staff that the Company’s revenue recognition policy provides that revenue is recognized net of estimated losses if it is probable or reasonably probable that the Company would not meet contractual minimum quantity standards. While this condition does exist in certain of the Company’s contracts, the majority of contracts do not contain this type of provision. Where those contractual provisions do exist, the Company’s experience is that not meeting such minimum quantity standards is rare.

In accordance with ASC 605-15, the Company’s revenue recognition policy provides that revenue is recognized net of estimated returns if it is probable or reasonably probable that our products would not meet contractual quality standards, and that the amount of loss can be reasonably estimated. The Company’s experience is that returns or other losses related to quality not meeting contractual standards is rare.

Note 17- Asset Retirement Obligations, page F-22

23.	Please revise your disclosure to clarify, if true, that you recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Refer to ASC 410-20-25-4.

RESPONSE:

We acknowledge the Staff’s comment and have revised Note 2 in the Company’s financial statements on pages F-22-F-24 to clarify how we recognize the fair value of a liability for an asset retirement obligation as requested.

Please direct any questions that you may have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334, Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647 or Bruce Kramer of Charah Solutions, Inc. at (502) 815-5014.

Very truly yours,

CHARAH SOLUTIONS, INC.

By:	/s/ Bruce Kramer

Name: Bruce Kramer
Title: Chief Financial Officer and Treasurer

Enclosures

cc:	Sherry Haywood (Securities and Exchange Commission)

Asia Timmons-Pierce (Securities and Exchange Commission)

Tracy Mariner (Securities and Exchange Commission)

Jeanne Baker (Securities and Exchange Commission)

Charles Price (Charah Solutions, Inc.)

Bruce Kramer (Charah Solutions, Inc.)

Julian Seiguer (Kirkland & Ellis LLP)

Michael Rigdon (Kirkland & Ellis LLP)

Richard Truesdell (Davis Polk & Wardwell LLP)